UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-                    .]

KOWLOON-CANTON RAILWAY CORPORATION
(a statutory corporation incorporated in Hong Kong)
Kowloon-Canton Railway Corporation announces successful
completion of consent solicitation related to its 8% Notes due 2010
October 11, 2007 — Kowloon-Canton Railway Corporation (“KCRC”) announced today that in connection with its previously announced consent solicitation (the “Consent Solicitation”) relating to its 8% Notes due 2010 (the “Notes”), the requisite consents (the “Requisite Consents”) have been received from holders (the “Holders”) of the Notes to the proposed amendments (the “Proposed Amendments”) to the indenture dated March 16, 2000 (the “Indenture”). The Proposed Amendments were sought in connection with the proposed rail merger between MTR Corporation Limited and KCRC. The detailed terms and conditions of the Consent Solicitation are contained in the Consent Solicitation Statement dated September 10, 2007 (the “Consent Solicitation Statement”).
The Consent Solicitation expired at 5:00 P.M., New York City time, on September 28, 2007. The Supplemental Indenture for the Notes incorporating the Proposed Amendments will be executed as soon as practicable following the satisfaction of the other Conditions (as defined in the Consent Solicitation Statement).
The Requisite Consents were received and accepted by KCRC on September 28, 2007. KCRC will pay, upon the terms and conditions of the Consent Solicitation Statement, a consent fee of US$2.50 (the “Consent Fee”) per US$1,000 principal amount of the Notes to the Holders that have validly delivered and have not validly revoked their consents to the Proposed Amendments. The Consent Fee will be paid as promptly as practicable after the satisfaction of the Conditions.
HSBC Securities (USA) Inc. was appointed to act as the solicitation agent for the Consent Solicitation. Questions with respect to the terms of the Consent Solicitation should be directed to the solicitation agent at +1 888 HSBC 4LM (472 2456) in the U.S. or +1 212 525 5552 (international) (collect).
Lucid Issuer Services was appointed to act as the information agent for the Consent Solicitation.
This notice is not a consent solicitation and is not an offering of securities in the United States or any other jurisdiction.
KCRC is a statutory corporation, wholly owned by the Financial Secretary Incorporated on behalf of the Government of the Hong Kong Special Administrative Region. KCRC operates, extends and improves its railways in the Hong Kong Special Administrative Region.
As of the date of this notice, the board of directors of KCRC comprises: Mr. Michael Tien, BBS, JP, Mr. James Blake, OBE, JP, Mr. Vincent Lo Wing-sang, BBS, JP, Prof. K C Chan, SBS, JP, Ms. Eva Cheng, JP, Mr. Patrick Paul, CBE, Mr. Ng Leung-sing, SBS, JP, Prof. Wong Yue Chim, Richard, SBS, JP and The Honourable Abraham Shek Lai-him, SBS, JP.
Forward-looking Information
Certain statements contained in this notice may be viewed as “ forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of KCRC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the U.S. Securities and Exchange Commission (the “SEC”) and in KCRC’s other filings with the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date	11 October 2007	By	/s/ Lawrence Li
		Name:	Lawrence Li
		Title:	Director-Finance